Oncolytics Biotech® Announces Preliminary Collaboration with GCAR for Inclusion of Pelareorep in Anticipated Pancreatic Cancer Trial

Anticipated evaluation to include combination therapy featuring treatment regimen of checkpoint inhibition and chemotherapy utilized in cohort 1 of the GOBLET study

GCAR is launching a new master protocol for pancreatic cancer with the intent to create a registration-enabling pathway for investigational therapies

Innovative adaptive design could accelerate registrational study timeline and provide substantial cost savings compared to traditional trial designs

SAN DIEGO, CA and CALGARY, AB, May 15, 2024 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today announced that it has entered into a preliminary collaboration with the Global Coalition for Adaptive Research (GCAR). The purpose of the preliminary collaboration is to commence planning activities for the evaluation of pelareorep in the treatment of first-line metastatic pancreatic ductal adenocarcinoma (PDAC) as part of GCAR’s anticipated master protocol for metastatic pancreatic cancer. Activities are currently underway to finalize the seamless Phase 2/3 master protocol design that will evaluate multiple investigational therapies for the treatment of pancreatic cancer. An intent of the study is to produce registration-enabling data.

“We are thrilled to collaborate with GCAR and are honored that pelareorep has been selected as the first therapeutic for evaluation in GCAR’s planned adaptive trial in pancreatic cancer patients. We believe this opportunity presents a strategic and efficient pathway forward for the development of pelareorep to address an urgent need for pancreatic cancer patients,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics. “GCAR’s anticipated trial design seeks to cut registrational study time and reduce trial costs, speeding up the journey to potentially deliver effective cancer treatment sooner. Through our interactions with GCAR, we have seen the strength of their capabilities and strong engagement with disease experts in pancreatic cancer. These attributes give us great enthusiasm to begin working together right away.”

Meredith Buxton, PhD, MPH, Chief Executive Officer and President of GCAR, commented, “Our unwavering mission at GCAR is to accelerate the development of treatments for patients with deadly diseases such as pancreatic cancer. We believe that adaptive platform trials have the potential to achieve that mission and to be game-changing for patients. We are enthusiastic about collaborating with Oncolytics on our planned pancreatic cancer initiative, which was announced earlier this year, and we look forward to working with Oncolytics to advance our program.”

Thomas Heineman, MD, PhD, Chief Medical Officer of Oncolytics shared, “The combination of pelareorep’s impressive results to date and GCAR’s innovative trial design creates a powerful path forward. This strategy, which includes leveraging GCAR’s extensive investigator network, enhances our ability to quickly and effectively advance the development of this pelareorep-based combination therapy for PDAC. Updated data from cohort 1 of the GOBLET study, presented at the European Society for Medical Oncology (ESMO) Congress 2023, showed that patients treated with pelareorep combined with a checkpoint inhibitor, gemcitabine, and nab-paclitaxel experienced a 62% objective response rate, nearly triple what has been seen in historical control trials.1-4 We hope to build on these results in GCAR’s forthcoming study that will employ GCAR’s broad and established network of clinical leaders in pancreatic cancer. I am very optimistic about our program and our collaboration with GCAR and look forward to advancing the evaluation of pelareorep as soon as possible.”

About Global Coalition for Adaptive Research
The Global Coalition for Adaptive Research (GCAR) is a 501(c)(3) non-profit corporation uniting physicians, clinical researchers, advocacy and philanthropic organizations, biotech/pharma companies, health authorities, and other key stakeholders in healthcare to expedite the discovery and development of treatments for patients with rare and deadly diseases. As a sponsor of innovative trials, including master protocols and adaptive platform trials, GCAR is dedicated to the advancement of science by modernizing clinical trials that support more efficient, less costly drug development. Adaptive platform trials deliver an unmatched accelerated time from discovery in the lab to implementation in the clinic resulting in better treatments and lives saved. GCAR announced in January 2024 plans to build a platform trial, utilizing a master protocol, for first- and second-line pancreatic cancer in the coming year. To learn more about GCAR and its initiatives, visit https://www.gcaresearch.org/.

References
1. Von Hoff D et al. N Engl J Med 2013; 369:1691-1703 DOI: 10.1056/NEJMoa1304369
2. O'Reilly et al. Eur J Cancer. 2020 June; 132: 112–121. DOI:10.1016/j.ejca.2020.03.005
3. Karasic et al. JAMA Oncol. 2019 Jul 1; 5(7):993-998. DOI: 10.1001/jamaoncol.2019.0684
4. Tempero et al. Ann Oncol. 2021 May; 32(5):600-608. DOI: 10.1016/j.annonc.2021.01.070

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; the design intent and anticipated benefits of the GCAR study; our belief that the GCAR opportunity presents a strategic and efficient pathway forward for the development of pelareorep to address an urgent need for pancreatic cancer patients; our plans to advance towards a registrational study in metastatic pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com